Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 23-04

Alianza Minerals Reprices Warrants and

Announces Warrant Exercise Incentive Program

Vancouver, BC, February 8, 2023 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that it intends to reprice a total of 19,100,000 outstanding common share purchase warrants ("Warrants"). The Warrants, which expire on February 25, 2023, will be repriced from the current $0.10 exercise price to $0.05 (the "Warrant Amendments").

The Warrant Amendments are subject to acceptance by the TSX Venture Exchange (the "Warrant Amendment Approval").

Immediately following the Warrant Amendments, the Company will run a warrant exercise incentive program (the "Incentive Program") designed to encourage the early exercise of the Warrants.

Under the Incentive Program, the Company is offering an inducement to each Warrant holder that exercises their Warrants during a period of 30 days from receipt of Warrant Amendment Approval (the "Early Exercise Period"), by the issuance of one additional common share purchase warrant (an "Incentive Warrant") for each Warrant exercised early. Each Incentive Warrant will entitle the holder to purchase one additional common share for a period of 24 months from the date of issuance of such Incentive Warrant, at a price of $0.10. The Program will commence upon receipt of Warrant Amendment Approval and will expire 30 days thereafter at 4:00 p.m. (Vancouver time). The Incentive Warrants will be subject to a four-month hold period from the date of issuance.

The Company intends to issue a news release upon receipt of Warrant Amendment Approval and commencement of the Incentive Program outlining the terms and conditions and the method of exercising the Warrants pursuant to the Incentive Program. The Incentive Program remains subject to TSX Venture Exchange Approval.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company’s primary asset is the Haldane silver project and also currently has gold, silver and base metal projects in Yukon Territory, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and one optioned to Allied Copper within an alliance with Cloudbreak Discovery PLC. Alianza is actively seeking partners on other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.